Exhibit 99.5

PROXY FORM

EXTRAORDINARY GENERAL MEETING ARGENX SE

27 FEBRUARY 2023

IMPORTANT NOTICE: for the extraordinary meeting February 2023 argenx uses the e-voting system of ABN AMRO. The company therefore kindly requests all shareholders who wish to vote at the general meeting but cannot/do not wish to attend, to use the proxy/e-voting services of ABN via HTTPS://WWW.ABNAMRO.SECURITIESVOTING.COM/SHAREHOLDER/

The e-voting system replaces this paper proxy, but the paper proxy may be used if so desired.

The undersigned:

Full (first and last) name:

Address:	Postal Code:	Place:

Hereinafter referred to as the "Shareholder",

Acting in his capacity as holder of                               (number) ordinary shares in the share capital of argenx SE1

Hereby grants proxy to2:

Full (first and last) name: Pieter Spuijbroek, argenx SE Corporate Secretary

Address: Industriepark 7                                                        Postal Code: 9052                                          Place: Zwijnaarde-Gent

To represent the Shareholder at the February 2023 extraordinary shareholders’ meeting of argenx SE and to speak and vote on behalf of the Shareholder regarding the following agenda items in accordance with the following voting instructions:

1 If you are a Beneficial Owner (as defined in the meeting convocation) and wish to be represented at the Meeting by means of this proxy, you must provide a written confirmation from your intermediary (as defined in the "Wet Giraal Effectenverkeer") showing that you were a Beneficial Owner on the Record Date (as defined in the meeting convocation).

2 If you have no specific preference for a proxy, you do not have to answer this question. In that case the Company will appoint a proxy holder to represent you at the Meeting and who will vote at the Meeting in accordance with your instructions. If you do not give instructions, the proxy will use his own discretion in casting his vote for the proposed resolutions.

argenx SE Laarderhoogtweg 25, 1101 EB Amsterdam, the Netherlands
info@argenx.com – www.argenx.com

no.	voting item	yes	no	abstain

2.	Appointment of Steve Krognes as non-executive director to the board of directors of the Company

The proxy is instructed as indicated on this form. Unless otherwise instructed the proxy may vote as he sees fit, or abstain in relation to any business of the meeting.

Signature[3]:

Name:

Date:	/	/2023

Please return to: argenx SE, attn Corporate Secretary, p/a Industriepark Zwijnaarde 7, 9052 Zwijnaarde, Belgium always with a scanned copy to legal@argenx.com

3 In the case of a corporation, this proxy must be given under its common seal or be signed on its behalf by an attorney or officer duly authorised, stating their capacity (e.g. director, secretary).

argenx SE Laarderhoogtweg 25, 1101 EB Amsterdam, the Netherlands
info@argenx.com – www.argenx.com